                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            KRAUSE'S FURNITURE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  500760-20-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            MICHAEL J. CONNELL, ESQ.
                            J. TIMOTHY SCOTT, ESQ.,
                              MORRISON & FOERSTER
                              555 W. FIFTH STREET
                         LOS ANGELES, CALIFORNIA 90013
                                 (213) 892-5200
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               SEPTEMBER 3, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 500760-20-2                 SCHEDULE 13D                 Page 2 of 6

 1) Names of Reporting Persons / S.S. or I.R.S. Identification Nos. of above Persons

    John F. Hawley

 2) Check the Appropriate Box if a Member of a Group                     (a) [ ]
                                                                         (b) [X]

 3) SEC Use Only _______________________________________________________________

 4) Source of Funds*   OO

 5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)   [ ]

 6) Citizenship or Place of Organization

    United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7) Sole Voting Power          40,000

 8) Shared Voting Power        1,336,472

 9) Sole Dispositive Power     0

10) Shared Dispositive Power   1,336,472

11) Aggregate Amount Beneficially Owned by Each Reporting Person

                               1,376,472

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares        [ ]

13) Percent of Class Represented by Amount in Row (11)

    7.2%

14) Type of Reporting Person

    IN



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CUSIP No. 500760-20-2               SCHEDULE 13D                   Page 3 of 6

 1) Names of Reporting Persons / S.S. or I.R.S. Identification Nos. of above Persons

    Barbara H. Hawley

 2) Check the Appropriate Box if a Member of a Group                     (a) [ ]
                                                                         (b) [X]

 3) SEC Use Only _______________________________________________________________

 4) Source of Funds*   OO

 5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)   [ ]

 6) Citizenship or Place of Organization

    United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7) Sole Voting Power          0

 8) Shared Voting Power        1,336,472

 9) Sole Dispositive Power     0

10) Shared Dispositive Power   1,336,472

11) Aggregate Amount Beneficially Owned by Each Reporting Person

                               1,356,472

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares        [ ]

13) Percent of Class Represented by Amount in Row (11)

    7.1%

14) Type of Reporting Person

    IN


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CUSIP No. 500760-20-2                  SCHEDULE 13D                Page 4 of 6

         Unless otherwise expressly set forth herein, the responses contained herein, including those on the cover page, are as of September 3, 1997. Except as otherwise expressly set forth below, the information set forth in the initial filing on Schedule 13D by the reporting persons remains accurate and in effect as of September 3, 1997.

Item 1.  SECURITY AND ISSUER

         This statement relates to the common stock, $.001 par value per share (the "Common Stock"), of KRAUSE'S FURNITURE, INC., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 200 North Berry Street, Brea, California 92821-3903.

Item 2.  IDENTITY AND BACKGROUND

         (a) The persons filing this statement are John F. Hawley ("John Hawley") and Barbara H. Hawley ("Barbara Hawley") (together, the "Hawley Trustees"), in their capacities as co-trustees of the several trusts (the "Hawley Trusts") as follows:

                 Allison Booth Hawley Trust I

                 Caitlin Hale Hawley Trust I

                 Maureen Erin Hawley Trust I

                 Shannon Follen Hawley Trust I

                 Hawley Family Trust

                 Allison Booth Hawley Trust II

                 Caitlin Hale Hawley Trust II

                 Maureen Erin Hawley Trust II

                 Shannon Follen Hawley Trust II

                 This statement is also being filed by John Hawley acting in his individual capacity as to shares of Common Stock owned directly by him or by him through a self-directed individual retirement account.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate purchase price for the 326,472 shares of Common Stock acquired by the Hawley Trustees as reported herein is $515,350.50, which funds were derived from the investment corpus of the various Hawley Trusts in proportion to their acquisition of the shares purchased by the Hawley Trustees and from the personal funds of John Hawley as to the shares acquired by him.

Item 4.  PURPOSE OF TRANSACTION

         The Hawley Trustees have acquired the shares of Common Stock subject of this report for investment purposes. Except as described in the original
Schedule 13D filing, the


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CUSIP No. 500760-20-2               SCHEDULE 13D                   Page 5 of 6

reporting persons herein have no plans or proposals which relate to or would result in any of the changes discussed therein.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) With acquisition by the Hawley Trusts managed by the Hawley Trustees and John Hawley of 326,472 shares of Common Stock as reported herein, the reporting persons beneficially own, in the aggregate 1,376,472 shares of Common Stock, representing approximately 7.2% of the outstanding shares of Common Stock of the Company. Barbara Hawley specifically disclaims any beneficial ownership interest in the 40,000 shares of Common Stock held by John Hawley in his individual capacity or through a self-directed individual retirement account, as to which 20,000 shares are included in line 11 of page three above.

         The Hawley Trustees hold the shares of Common Stock for the Hawley Trusts, and John Hawley holds shares of Common Stock, in the amounts as follows:

                                                                                  Shares of
                                                                                 Common Stock
                                                                                  Purchased
                                                                                 ------------
         John F. Hawley and
         Barbara H. Hawley, as Trustees for the Trusts
         (the "Hawley Trustees") and in the amount below                           1,336,472
              Allison Booth Hawley Trust I                       165,368
              Caitlin Hale Hawley Trust I                        165,368
              Maureen Erin Hawley Trust I                        165,368
              Shannon Follen Hawley Trust I                      165,368
              Hawley Family Trust                                525,000
              Allison Booth Hawley Trust II                       37,500
              Caitlin Hale Hawley Trust II                        37,500
              Maureen Erin Hawley Trust II                        37,500
              Shannon Follen Hawley Trust II                      37,500
         John F. Hawley                                                               20,000
         John F. Hawley individual retirement account                                 20,000

                               TOTAL:

         The Hawley Trustees disclaim membership in a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.


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CUSIP No. 500760-20-2                SCHEDULE 13D                  Page 6 of 6

         (b) Each of the Hawley Trustees, with the other Hawley Trustee, has shared voting power and power of disposition over the 1,336,472 shares of Common Stock owned by them as trustees for the Hawley Trusts. The shares held of record by the Hawley Trustees are for limited purposes subject of a Stockholders Agreement and a Registration Rights Agreement described in the initial filing on
Schedule 13D by the reporting persons. Barbara Hawley specifically disclaims any beneficial ownership interest in the 40,000 shares of Common Stock held by John Hawley in his individual capacity or through a self-directed individual retirement account, as to which 20,000 shares are included in line 11 of page three above.

         (c) On September 3, 1997, the reporting persons acquired, 200,000 shares of Common Stock for cash at a purchase price equal to $1.75 per share. Such shares of Common Stock were acquired from two shareholders of the Company in privately negotiated transactions.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         No change.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         There are no Exhibits to this amendment.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: September 15, 1997                      /s/ JOHN F. HAWLEY
                                               ---------------------------------
                                               JOHN F. HAWLEY, Trustee


Dated: September 15, 1997                      /s/ BARBARA H. HAWLEY
                                               ---------------------------------
                                               BARBARA H. HAWLEY, Trustee

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).